Mail Stop 3-8


								March 29, 2005


By Facsimile and U.S. Mail

Mr. G. Stephen Felker
Chairman, President and Chief Executive Officer
Avondale Incorporated
506 South Broad St
Monroe, GA 30655

	RE:	Form 10-K for the fiscal year ended August 27, 2004
		File No. 33-68412
Filed November 12, 2004

Form 10-Q for the quarter ended November 26, 2004

Dear Mr. Felker:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**********************************

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

FORM 10-K FOR THE FISCAL YEAR ENDED AUGUST 27, 2004

Item 6. Selected Financial Data, page 14

2. We note that you disclose Adjusted EBITDA, a non-GAAP financial measure that is used to determine compliance with certain covenants of your debt and receivables securitization agreements. Please revise your disclosure to discuss (1) the materiality of the agreements and the related covenants, (2) the amounts or limits required for compliance with the covenants, and (3) the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity. See Question 10 of the SEC`s Frequently Asked Questions Regarding the Use of Non-
GAAP
Financial Measures (the Non-GAAP FAQ), available on our website at www.sec.gov.

3. Each time you present the measure Adjusted EBITDA, please also present alongside the measure your cash flows from operating, investing and financing activities. Refer to Question 12 of the Non-
GAAP FAQ.

4. Please tell us whether the ratio of Adjusted EBITDA to interest expense, net and discount and expenses on sale of receivables is also one of your material debt covenants. If so, please add a footnote to the table describing how you calculate the ratio and also provide disclosure similar to the disclosure we have requested above with respect to your presentation of Adjusted EBITDA. Refer to Question
10 of the Non-GAAP FAQ for additional information. If not, please tell us supplementally why you believe you are permitted to include this measure in your filing in light of the prohibitions in Item 10(e) of Regulation S-K. Ensure your supplemental response is clear in terms of the usefulness of this non-GAAP measure and how the measure is used by management.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operation, page 16

5. On page 9 you disclose that you have established reserves for certain "significant" environmental projects. Due to the significance of these environmental projects, we feel that additional detailed disclosures in MD&A and in the financial statement
footnotes
regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. For example, as discussed in paragraph 9 of SFAS 5, we believe that the amounts accrued for each matter should be disclosed. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to this or other contingent liabilities, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. Please note that the term reasonably possible, as described in paragraph ..160 of SOP 96-1, spans a significant range starting from remote and ending with probable. Other disclosures, as further described in SAB
Topic 5-Y, may be necessary, including (but not limited to):
* The circumstances affecting the reliability and precision of loss estimates;
* The extent to which unasserted claims are reflected in the accruals or may affect the magnitude of the contingency;
* Whether, and to what extent, losses may be recoverable from third parties;
* The timing of payments of accrued and unrecognized amounts;
* The material components of the accruals and significant assumptions underlying estimates;
* The recurring costs of managing hazardous substances and pollutions in ongoing operations;
* Manadated expenditures to remediate previously contaminated sites, and;
* Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances.
See the guidance provided in SFAS 5, SAB Topic 5-Y, and SOP 96-1. Show us supplementally what the revised disclosures would look like for the historical periods presented.

Results of Operations, page 17

6. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the overall change in operating income from fiscal year 2002 to 2003 please quantify the extent to which the changes are attributable to the various contributing factors, such as declines in unit volume, reductions in unit cost absorption and operating efficiencies, and lower raw material costs. Please also supplementally tell us why you discuss the $2.5 million restructuring charge as a reason for the decline in operating income when the restructuring charge of $7.0 million in fiscal year 2002 was much greater. See Item 303(a) of Regulation S-K and SEC Release No. 33-
8350.

7. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the change in operating income from fiscal year 2003 to 2004 is due to a significant increase in raw material costs. While this information is beneficial to the reader, you do not explain why these raw material costs increased. A discussion of the relevant factors and trends that led to the increased costs would be beneficial to the reader. Additionally, we note your statement that reductions in raw material costs are expected to yield improvements in margins during fiscal 2005. Please elaborate your disclosures to indicate your reasoning for this and other similar predictions. See SEC Release No. 33-8350.

Liquidity and Capital Resources, page 22

8. Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements.
For example, you indicate that fiscal 2004 net cash used by operating activities is a result of changes in accounts receivable, inventories, accounts payable, and accrued expenses. Please provide analysis explaining the underlying reasons for the fluctuations in these and any other contributing accounts.

9. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. A footnote to the table should provide appropriate disclosure regarding how you computed the payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures About Market
Risk,
page 32

10. In light of the significant increase in your variable rate debt as of August 27, 2004, we are unclear as to how a 10% change in interest rates would not be material to your operations. Thus, please provide us supplementally the quantitative analysis that supports your statement that a 10% change in the effective average interest rate would not have a material effect on your pretax earnings for fiscal year 2005. Please also consider disclosing in future filings a sensitivity analysis that quantifies the potential loss in future earnings resulting from one or more selected hypothetical changes in interest rates. See Item 305(a) of Regulation S-K.

11. As disclosed on page 3 and in your segment footnote, approximately 16% of your fiscal year 2004 net sales related to sales billed to customers domiciled outside the United States. Please include relevant disclosure regarding your exposure to exchange rate fluctuations, if applicable. Additionally, please disclose within your financial statements the aggregate foreign currency transaction gain or loss included in determining net income in each period for which a statement of operations is presented, if material. See paragraph 30 of SFAS 52. If your international transactions are denominated in U.S. dollars, please state as such in your disclosures.



Financial Statements

Consolidated Statements of Operations, page 36

12. Please tell us your basis for recording discounts and expenses on sales of your trade accounts receivable as non-operating expenses. We generally expect these amounts to be included within operating income.

Notes to Financial Statements

General

13. Please disclose how you account for reimbursements from the US Department of Agriculture for the difference between domestic cotton prices and world cotton prices. Ensure the disclosure indicates the line item on the statements of operations where the reimbursements are included, how the reimbursements are allocated to inventory units affected, and your policy with respect to accruing the reimbursements before they are received. Please also consider discussing in MD&A the impact on your results of operations and cash flows of these reimbursements.

Note 1., page 39

14. You disclose that your sales are recognized when products are shipped to customers, but you do not state when title transfer occurs or who assumes risk of loss during shipment. Supplementally please explain to us how your accounting policy complies with the delivery and performance requirements of Topic 13:A of SAB 104. If your shipping terms determine risk of loss and/or title transfer, you should disclose such terms in your future filings. Please also tell us when title transfers to the customer and who assumes risk of loss if the product is damaged during shipment to the customer. Please also revise your disclosures to clarify how your policy complies with
GAAP when revenue is recognized prior to delivery of the product to the customer.

15. You disclose that the estimated useful lives of your property, plant and equipment range from 3-30 years. As 3-30 years is a fairly broad range, please consider narrowing it by disclosing the useful lives of specific asset categories within this caption.

16. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses. To the extent it would be material to an investor`s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of goods sold.

17. Please disclose your policy for classifying shipping and handling costs in the statements of operations. If shipping and handling costs are significant and are not classified in cost of goods sold, disclose the amount of these costs and the line item(s) that include them. Please also confirm that amounts paid to you by customers for shipping and handling are included in net sales. See EITF 00-10.

Note 2. Restructuring Charges, net, page 42

18. For each major type of cost associated with your restructuring activities, such as employee termination costs, disclose the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date. For each type of cost, please also provide a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason therefore. See paragraph 20b. of SFAS 146. Additionally, describe the timing of cash payments to be made under the restructuring plans and disclose when you expect the restructuring plans to be complete. Show us supplementally what the revised disclosures would look like for the historical periods presented.

Note 7. Receivables Securitization Facilities, page 44

19. We understand that you sell your receivables to Funding at a discount and that Funding then resells your receivables to GECC at a further discount. We also understand that the discount on the receivables sold to Funding is included in the line item captioned "discounts and expenses on sales of receivables" on your statements of operations.  Please help us understand how the further discount on
the sale of the receivables by Funding to GECC gets reflected in your
statements of operations, if at all.   In this regard, we are
confused by your statement on page 44 that Funding has experienced no gains or losses on the resale of the receivables.

20. Please disclose the gross cash flows related to your accounts receivable securitizations, such as proceeds from new securitizations, proceeds from collections reinvested in revolving-period securitizations, and servicing fees. Refer to paragraph 17.f.(4) of SFAS 140. Also ensure the disclosed amounts reconcile to the line item on your statements of cash flows captioned "sales of accounts receivable, net." Show us supplementally what the revised disclosures would look like for the historical periods presented.

Note 12. Common Stock, page 52

21. We note your disclosure that you "may" be required to purchase a portion of the common stock shares held by one of your officers upon the officer`s death. Based on this disclosure, we assume this does not represent an unconditional obligation to purchase the shares, as discussed in SFAS 150. Please confirm that our understanding is correct or otherwise advise us why you classified these shares as permanent equity.

Note 13. Commitments and Contingencies, page 54

22. Please disclose a general description of your leasing arrangements, including the existence of renewal or purchase options and escalation clauses. See paragraph 16d. of SFAS 13.

Exhibit 12.1 - Statement Regarding Computation of Ratio of
Earnings
to Fixed Charges

23. With respect to your computation of earnings to fixed charges, please tell us why discounts and expenses on the sale of accounts receivable and gains/losses on extinguishment of debt are included in fixed charges. Refer to instructions 1(A) and 2(A) to paragraph 503(d) of Regulation S-K.

**********************************

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 824-5455. In his absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions regarding disclosure issues may be directed to me at (202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


Mr. G. Stephen Felker
Chairman, President and Chief Executive Officer
Avondale Incorporated
March 29, 2005
Page 1